SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                      Resources Pension Shares 5, L.P.
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                              (Name of Issuer)

                     Unit Limited Partnership Interests
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                       (Title of Class of Securities)


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                               (CUSIP Number)

                      Resources Pension Shares 5, L.P.
                              c/o Arthur Amron
                               Vice President
                       Resources Capital Corporation
                            411 West Putnam Ave
                            Greenwich, CT 06830
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                       Copy to Philip H. Harris, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              August 16, 1996
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          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting benefi-cial ownership of more than five percent of the class of securi-ties described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                     13D

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Presidio Partnership II Corp.
            06 1458203

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                                                            (b) ( )

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
            WC

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                      7    SOLE VOTING POWER
                           507,963.05
        NUMBER OF
         SHARES       8    SHARED VOTING POWER
      BENEFICIALLY          -0-
        OWNED BY
          EACH
        REPORTING     9    SOLE DISPOSITIVE POWER
         PERSON            507,963.05
          WITH
                     10    SHARED DISPOSITIVE POWER
                           -0-

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            507,963.05

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.9%

       14   TYPE OF REPORTING PERSON*
            CO


     ITEM 1.  SECURITY AND COMPANY.

               This statement relates to the units of limited partner-ship interests (the "Units") of Resources Pension Shares 5, L.P. (the "Partnership"). The principal executive offices of the Partnership are located at 411 West Putnam Avenue, Greenwich, CT 06830.

     ITEM 2.  IDENTITY AND BACKGROUND.

               This statement is filed by Presidio Partnership II
     Corp. (the "Company"), a Delaware corporation which acquires equity interests in various limited partnerships including limited partnerships the general partner of which is controlled directly or indirectly by Presidio Capital Corp ("PCC"). The shares of the Company are owned by PCC and Presidio Domestic
     Holding Company Limited, a wholly owned subsidary of PCC, which thereby makes PCC a benefical owner of the unit Interests held by the Company. The Company's business address is 411 West Putnam Ave., Greenwich Connecticut 06830. The Company has not, during the last five years, been convicted in any criminal proceeding. The Company has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction and are not subject to a judgement, decree or final order enjoining future violation, of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On August 15, 1996 the Company purchased 500,000 units of the Partnership's Interests from the Detroit Police and Fire Department Fund for $4.67 per unit. The Company purchased these units of the Partnership with $2,335,000 of the Company's working capital.

     ITEM 4.  PURPOSE OF THE TRANSACTION.

               The Company acquired the Units in connection with the liquidation of the general partner positions of the Company's affiliates in the Partnership. The Company contemplates acquiring additional Units of the Partnership as part of the liquidation of the assets of PCC, including PCC's indirect ownership of the general partner of the Partnership. PCC plans to distribute the proceeds from such liquidation activities to its shareholders.

     ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

               (a) The Company owns 507,963.05 units of the Partner-ship Interests, which represents 8.9% of the outstanding Inter-ests.

               (b) The Company has sole power to vote and dispose of 507,963.05 units of Partnership Interests.

               (c) The Company purchased 3,210 units of the Partner-ship Interests on July 9, 1996 for $3.60 per unit from working capital. On August 1, 1996 the Company purchased 1,739.055 units of the Partnership Interests for $3.70 from working capi-tal. On August 16, 1996, the Company purchased 1,314 units of the Partnership Interests and on August 21, 1996, the Company purchased and additional 1,700 units of the Partnership Inter-ests.

               (d)  n/a

               (e)  n/a

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

               None

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               None



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

                                                          , 1996
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                                                   Signature
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                                                    (Name)
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